FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the Press Release of DryShips, Inc. dated November 13, 2007.

Exhibit 1

DRYSHIPS  INC.,  CONTINUES TO TAKE ADVANTAGE OF STRONG FREIGHT ENVIRONMENT

November 13, 2007 Athens, Greece, DryShips, Inc., (NASDAQ:DRYS) a global provider of marine transportation services for drybulk cargoes today announced that it has entered into short-term charters for two of its Capesize and one of its Panamax vessels with first class charterers. Specifically, DryShips has agreed to:

•

Enter its 1996 built 150,393 dwt Capesize bulk carrier MV Samsara into a time charter for a period of about 12 months at a daily rate of $139,000. The vessel commenced its new charter retroactively from November 7, 2007.

•

Enter its 1995 built 151,066 dwt Capesize bulk carrier MV Brisbane into a time charter for a period of about 12 months at a daily rate of $145,000. The vessel is expected to commence its new charter on or about December 1, 2007.

•

Enter its 2000 built 72,561 dwt Panamax bulk carrier MV Marbella into a time charter for a period of about 12 months at a daily rate of $82,500. The vessel is expected to commence its new charter on or about November 15, 2007.

An updated fleet list including recent employment developments as of Nov. 12, 2007 can be found in the next page of this press release.

George Economou, Chairman and CEO of DryShips Inc., commented: “With the recent fixtures that represent about 9% of the total Panamax equivalent operating days of the DryShips fleet in 2008, we have locked-in about $94.5 million of EBITDA for 2008. We continue to take advantage of the current strong freight environment. By opportunistically fixing a fragment of our vessel portfolio on short-term charters we are setting the foundations for further vessel acquisitions at today’s high prices that will maintain our overall exposure to the spot market.”

About DryShips

DryShips Inc. is an international provider of drybulk cargo marine transportation services.  Headquartered in Athens, Greece, DryShips currently owns and operates a fleet of 44 drybulk carriers comprising 5 Capesize, 29 Panamax, 2 Handymax and 8 newbuilding drybulk vessels, with a combined deadweight tonnage of approximately 4 million tons.

DryShips Inc.'s common stock is listed on NASDAQ Global Market where it trades under the symbol "DRYS".

Fleet List as of Nov. 12, 2007

	Year			Current	Gross Rate		Redelivery
	Built	DWT	Type	Employment	per Day	Earliest	Latest
Capesize:
Manasota	2004	171,061	Capesize	Spot	$175,000	Prompt	Prompt
Alameda	2001	170,269	Capesize	TC	$73,000	Jan-08	Mar-08
Samsara	1996	150,393	Capesize	TC	$139,000	Oct-08	Dec-08
Netadola	1993	149,475	Capesize	TC	$52,500	Prompt	Prompt
Brisbane	1995	151,066	Capesize	TC	$145,000	Oct-08	Dec-08
	9.0	792,264	5
Panamax:
Heinrich Oldendorff	2001	73,931	Panamax	BB	$28,000	Apr-08	Jun-08
Padre	2004	73,601	Panamax	TC	$81,000	Oct-08	Nov-08
Mendocino	2002	76,623	Panamax	TC	$37,500	Prompt	Dec-07
Maganari	2001	75,941	Panamax	TC	$18,400	Apr-08	Jul-08
Coronado	2000	75,706	Panamax	TC	$81,750	Sep-08	Oct-08
Marbella	2000	72,561	Panamax	TC	$82,500	Oct-08	Nov-08
Ocean Crystal	1999	73,688	Panamax	TC	$40,000	Prompt	Prompt
Primera	1998	72,495	Panamax	TC	$78,600	Sep-08	Oct-08
La Jolla	1997	72,126	Panamax	TC	$46,000	Prompt	Dec-07
Lanzarote	1996	73,008	Panamax	TC	$43,750	Prompt	Prompt
Iguana	1996	70,349	Panamax	TC	$77,000	Oct-08	Nov-08
Waikiki	1995	75,473	Panamax	TC	$36,750	Jan-08	Mar-08
Sonoma	2001	74,786	Panamax	Baumarine	$72,140
Toro	1995	73,034	Panamax	Baumarine	$69,537
Lacerta	1994	71,862	Panamax	Baumarine	$70,051
Catalina	2005	74,432	Panamax	Spot	$80,000	Prompt	Prompt
Majorca	2005	74,364	Panamax	Spot	$72,000	Prompt	Prompt
Ligari	2004	75,583	Panamax	Spot	$95,000	Prompt	Prompt
Bargara	2002	74,832	Panamax	Spot	$75,300	Prompt	Prompt
Capitola	2001	74,832	Panamax	Spot	$80,000	Prompt	Prompt
Samatan	2001	74,823	Panamax	Spot	$80,000	Prompt	Prompt
Ecola	2001	73,931	Panamax	Spot	$82,000	Prompt	Prompt
Redondo	2000	74,716	Panamax	Spot	$85,000	Prompt	Prompt
Xanadu	1999	72,270	Panamax	Spot	$84,500	Prompt	Prompt
Menorca	1997	71,662	Panamax	Spot	$84,500	Prompt	Prompt
Formentera	1996	70,002	Panamax	Spot	$72,000	Prompt	Prompt
Solana	1995	75,100	Panamax	Spot	$88,750	Prompt	Prompt
Paragon	1995	71,259	Panamax	Spot	$85,500	Prompt	Prompt
Tonga	1984	66,798	Panamax	Spot	$70,500	Prompt	Prompt
	8.2	2,129,788	29
Handymax:
Matira	1994	45,863	Handymax	Spot	$70,000	Prompt	Prompt
	13.0	45,863	1
Supramax
Clipper Gemini	2003	51,201	Supramax	BB	$27,000	Nov-08	Jan-09
	4	51,201	1
Newbuildings:
TBN	2007	170,000	Capesize
TBN	2009	180,000	Capesize
TBN	2009	180,000	Capesize
TBN	2010	180,000	Capesize
TBN	2010	82,000	Kamsrmax
TBN	2010	82,000	Kamsrmax
TBN	2009	75,000	Panamax
TBN	2010	75,000	Panamax
		1,024,000	8

Total Fleet	8.4	4,043,116	44

1. For spot vessels the TCE rate is for the current voyage
2. Prompt implies next 60 days
3. For vessels trading in the Baumarine pool the TCE rate is the Pool's estimate for earnings in the month of October
4. Vessels highligthed blue represent new spot fixtures since last update
5. Vessels highlighted red represent new short period charters since last update
6. Vessels highlighted in green represent updated forecast estimates for the respective month by Baumarine since the last update
7. The quoted rates are not indications of future earnings and the Company gives no assurance or guarrantee of future rates.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc., with the U.S. Securities and Exchange Commission.

Visit our website at www.dryships.com

 Email: management@dryships.com

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. ,New York
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.

---------------------------------

(Registrant)

Dated: November 13, 2007

By: /s/ George Economou

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George Economou

Chief Executive Officer